Loveseat.com

Online Vintage Furniture Auction

Retail · Main Street · Lifestyle · Furniture · Marketplace

LOVESEAT.COM SAN DIEGO


LOVESEAT



We saw a huge, untapped opportunity to create a national market for liquidating home goods.

Chris Stanchak Cofounder & CEO @ Loveseat.com

Why you may want to support us...

1. Selling 500+ pieces of furniture each week.
2. 96% of items sell in 1 week at an average price of $55.
3. Solid founding team - Wharton / Venmo (exit) / Ticketleap (exit).
4. 61% of bidders repeat monthly.
5. Take rate is 68% of Gross Merchandise Sales.
6. Market opportunity north of $1b annually.
7. Nearly 25% of consignors have participated in 3+ auctions.
8. 1500+ bidder registrations monthly.

Why investors ❤ us

WE'VE RAISED $2,315,679 SINCE OUR FOUNDING



I've had a front row seat since 2015 (when I first invested) to watching Jenny & Chris take Loveseat from just an idea to fully fleshed out profitable business. They are tenacious, thoughtful, and honest entrepreneurs. They've deftly navigated through a number of models to finally arrive at product/market fit, and now armed with the expertise of how to implement it across markets, I think it's only a matter of time until they can roll out nationwide.

Gabriel Weinberg CEO, DuckDuckGo

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $115,000 PREVIOUSLY



I watched your Youtube webinar today. Like the business model. I also live in San Diego and will stop by. Bobby

Bobby Edelman



I want to secure my daughters & grandchildren future & retire comfortably.

Mary Harrington

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Chris Stanchak

Cofounder & CEO

Serial entrepreneur w/ 14 years of ecommerce experience. SEO nerd. Founder of Ticketleap.



Jenny Stanchak

Cofounder & CTO

Jenny is a former investment banker and self-taught software engineer. Employee #7 at Venmo.

In the news

issuu

Auction Action | Home Living & Design March 2019

Online furniture auction brings modern tech to the world of antiques by catering to thrifty consumers on a local level.

May 10, 2019 @ issuu.com

VoyageLA

Meet Chris Stanchak of Loveseat.com | Voyage LA

Loveseat.com began in 2013 when we (husband & wife duo, Chris & Jenny Stanchak) were moving across the country and wanted to start a company together. Jenny has a background in software engineering and

July 3, 2017 @ voyagela.com

Downloads

LoveseatAuctions-Nov2019.pdf

The Loveseat Concept

Selling used furniture and other large items is a process full of friction. Marketplaces like Craigslist make it somewhat easy to sell an item or two locally, however, if you have many items to sell or don't have much time, it quickly becomes very difficult and turns into a job.

In our prior format as a used furniture ecommerce business, we bought tons (literally) of furniture from individual sellers. Through this experience, we discovered there is an enormous liquidity problem that no one is addressing.

Liquidating home furnishings is a major challenge for people every day - downsizing a whole house, big moves, estates and retail liquidations. The problem extends well past furniture into many categories of items that are difficult or cost prohibitive to ship.

Through our prior experience as a buyer, we also spent countless hours at large in-person auctions. Although these auctions are effective, they aren't very consumer-friendly and primarily cater to resellers. We're bringing this low-tech local auction business model online and making it approachable for anyone to participate as a buyer or a seller.

We believe this a huge untapped category of ecommerce that is over $1b annually.

The Loveseat Team



Chris Stanchak CEO

Wharton, TicketLeap (Exit) Founder

Jenny Stanchak CTO

Wharton, Deutsche Bank, Venmo (Exit) Engineer #7

Wharton UNIVERSITY of PENNSYLVANIA venmo TICKETLEAP

How Loveseat Works

Our auction format makes it super easy for sellers to liquidate any number of used goods. All auctions are held out of our warehouses, and our team handles all the work of taking professional photos, measuring and listing the items online. Our bidding software is built specifically with the everyday buyer in mind, which maximizes cash value for our sellers and ensures almost 100% of our items sell in 1 week.

The Seller Experience



- Apply to consign by uploading photos

- Get approved in under 24 hours

- Schedule a paid pickup (or drop off for free)

- Receive payment in 2 weeks

The Loveseat Process


LOVESEAT.COM

- Take professional studio item photos

- Create item listings on Loveseat.com

- Group items in auctions published every week

- Stage items for an in-person preview

The Buyer Experience


LOVESEAT
SELL FURNITURE
PAIR OF STOUT FURNITURE WALNUT
W VINYL SEAT CHAIRS
AUCTION INFORMATION

- Favorite items on our website
- Preview items in our warehouse
- Place your winning bid online
- Pick up your wins (or use 3rd party delivery)

Investor Q&A

– COLLAPSE ALL

What does your company do?

Loveseat.com is a thriving local online auction marketplace in San Diego & Los Angeles. Today we are selling over 2,000 pieces of furniture and decor on a monthly basis. We are raising money to scale up our operations in our current markets as well as to expand geographically, ultimately to every city in the United States.

Where will your company be in 5 years?

We intend to take Loveseat nationwide. While our only focus at this time is used home furnishings, there are many other categories where we think the Loveseat experience is significantly better than the incumbents. By combining online auctions with a physical warehouse, we're able to eliminate the pricing friction of Craigslist and the shipping friction of eBay. There is potential to build a $1b/year transactional marketplace focused exclusively on local used goods.

Why did you choose this idea?

We saw a huge, untapped opportunity to create a national market for liquidating home goods.

What problem are you solving?

Liquidating used furniture is a process full of friction - multiple phone calls, coordinating schedules, no-shows, low-ballers, spammers, etc. Selling one or two items on marketplaces like Craigslist is annoying at best. If you have a whole house full to sell, you may need to quit your job.

This scenario happens more frequently than you may think - downsizing a whole house, big moves, estates and retail liquidations. Loveseat is the solution to this problem. We're an elegant and pain-free solution for liquidating an unlimited amount of non-shippable used goods.

How big is this opportunity?

We are initially going after the secondary furniture market where the seller needs to sell 3+ items. This is where we deliver the most value versus all other offerings. We think our piece of the total market where those conditions are met is conservatively around $4b.

Here is the rough breakdown of the used furniture market as a whole.

$14b marketplaces (CL, OfferUp, etc.)
$4b retail stores
$2b estate sales / garage sales

$20b total used furniture market

What is it like to sell on Loveseat?

The first step in selling on Loveseat is to submit photos via our website. Based on the pieces uploaded, we approve consignors within 24 hours. Approved consignors can schedule a paid pickup or drop off at our warehouse for free.

After the items are in our possession, our team does all the work to make sure the items sell - we take professional studio photo, write titles, and post them for sale on our website. After the items are sold, we email the consignors a summary and issue payment.

The whole process generally takes 2 weeks from start to finish.

What is it like to buy on Loveseat?

On a weekly basis in each city, we publish a new auction comprised of 250-300 items. Customers can browse what's for sale and compile a list of favorite items.

For a few hours before the auction closes, we host in-person previews so that users can inspect the items before they bid.

Bidding is done online via our website - the bidding for most items starts at $10.

Bidding is a fun and interactive experience. We send notifications via email and SMS to participants if they have been outbid. We receive regular feedback that our auction is "a little bit addictive" - in a good way!

The person with the highest bid is the winner and can pick up their items on our pickup dates from our warehouse or use a third party delivery service.

What types of items get sold on your platform?

Today we are focused on used furniture and home decor (mirrors, rugs, lamps, art, etc). We do basic curation via our website to ensure that the items we carry are of significant quality and will do well in our auction.

While our current focus is on home furnishing, in the long run we expect to broaden our categories to anything that is used and non-shippable.

How do you make money?

We collect auction fees from both the buyer and the seller. The aggregate of these fees is a take rate of 68% of GMS (gross merchandise sales).

Consignor fees are: 40% of the auction price + $10 per listing + $100 pickup fee (if applicable).

Buyer fees are: 15% of the winning bid. There are no fees to participate in the auction unless you win.

All funds from sales are held by Loveseat, and consignor payments are made 5 days after the auction end.

How do you attract customers?

Because this business has strong network effects and is spreading virally, 85% of our new bidders find us organically. The rest we source through online partnerships, SEO (one of our areas of expertise), traditional online marketing, and email marketing.

All of our consignors have found us organically, and we have spent $0 on the supply side of our marketplace.

How profitable is this?

As mentioned previously, the take rate on our sales is 68%. The margin from these revenues is 92%.

Because of the efficiency with our warehouse and staffing operations, our operational net margin is 35% per location.

Describe the type of person who sells on Loveseat

All of our inventory is consigned locally by individuals, estate sale companies, estate liquidators, and retail stores.

Nearly 25% of our consignors have participated in 3 or more auctions, and the majority of our inventory comes from repeat consignors that bring us new pieces every week.

Describe the type of person who buys on Loveseat

Our bidders are individual users looking for a single piece to decorate their homes, avid collectors of a certain type of furniture or decor style, and professional furniture resellers.

Most of these bidders come back to see our new items every week, with 61% of our bidders repeating monthly.

What makes this uniquely better than other ways of selling?

The main advantage of selling via Loveseat versus other marketplaces is the ease and reliability of liquidity. Nearly 100% of items placed in our auction sell within 1 week with minimal effort to the consignor.

We are not targeting the one-time Craigslist seller who just needs to sell 1 or 2 pieces, but rather the person who needs to sell a lot with a little time.

How do you plan on scaling?

To start with, we plan on increasing the footprint of our current locations in San Diego and Los Angeles, as well as opening additional locations in Southern California.

Beyond this, we have identified at least 30 markets int he United States where we believe we could have a significant presence.

Furthermore, we anticipate expanding beyond just furniture and home decor and into any other category of non-shippable item where we are a good fit.

The aggregate of all these efforts is the potential to build a marketplace of over $1b.

How defensible is this idea?

The network effects in many tech businesses (especially marketplaces) create a natural defensible position for the frontrunner.

We've already proven that the more participants (both buyers and sellers) we have in our auction, the more valuable the platform becomes for all involved.

We will be the dominant platform for local used goods because we are the first with an open auction format that combines technology with a physical space. To succeed with this first mover advantage, we need to move fast.

Ultimately, auctions are a liquidity game and growth begets growth.

How have you grown since the last time you raised on Wefunder?

Since we last raised on WeFunder, we launched our online auctions, a completely new business, which we have scaled from $0 to nearly $200k in quarterly revenue. We've also successfully transitioned away from our retail business model while reducing our quarterly burn by 30%.

Why did you decide to transition to an auction model?

As we were scaling our prior model, we realized there was a far greater opportunity on the supply side of the business than we could address. Because we were a retail business, every item we purchased had to be scrutinized as to gross margin %, days of turn, etc. Because of this, we were leaving 80% of the opportunity on the table. By transitioning to an auction model, we could open up the floodgates on the inventory side and have a highly efficient business that guarantees quick liquidity.

Furthermore, under our prior model, we had to 'store' significant amounts of capital in inventory - this meant we couldn't deploy our resources as much as we wanted towards marketing, technology, etc. The auction model solves a real problem for our consignors and gives us a much clearer path to scaling nationally.

Who are your competitors?

Our primary competitor is traditional in-person auction houses. These businesses typically have a crowd that is largely comprised of dealers and an auctioneer selling items one by one. While this is effective in some respects, it leaves tremendous potential unrealized as few individual consumers have the patience to participate in this format. This means everything is sold for wholesale prices instead of closer to retail.

What do you understand that your competitors don't get?

We understand technology and payments in a way that few other teams do. Our backgrounds in timed events (Chris previously founded TicketLeap.com) and payments (Jenny was an early employee at Venmo) give us an unfair advantage. Furthermore, most of our competitors are in-person auction houses that have little to any technical understanding. There are a few smaller legacy online auction platforms that some auction houses use, but since the auction houses do not directly own the technology, they can never offer the perfect solution. This leaves the market wide open.

What's next for your business and why are you raising money now?

The most important thing we need to focus on in the short term is improving the consignor experience. We aim to deliver a transparent and efficient experience for our consignors so they know exactly where their items are, when they can expect them to sell and when they can expect payment. We also want our consignors to be part of the experience of providing item content for their listings and to even help with the marketing. Since growing the number of consignors and the quantity of items they are placing in our auction unlocks revenue growth for us, this is the most logical focus area.

How will you use the funds raised on Wefunder to accomplish the next milestone?

Our auction business is brand new and exciting. We are raising this round of capital to scale up our existing operations in San Diego & Los Angeles as well as to open up another market in Orange County. Our goal is to double the size of the auction business in the next 12-24 months and be poised to expand to other markets nationally.

This capital will give us the time we need to build and deliver a product that is a perfect fit for the market. Beyond that, we want to build out a small team focused on increasing the amount of inventory via marketing and business development efforts. As we perfect these areas, we intend to expand to our next market, Orange County, CA and beyond that to the rest of the United States.

Financials

Loveseat.com has financial statements ending December 31 2018. Our cash in hand is $261,303.69, as of May 2020. Over the three months prior, revenues averaged $172,937.51/month, cost of goods sold has averaged $72,465.18/month, and operational expenses have averaged $81,118.29/month.

At a Glance

January 1 to December 31

$1,085,012 [44%]
Revenue

-$286,101
Net Loss

$71,126 [27%]
Short Term Debt

$292,202
Raised in 2018

$261,304
Cash on Hand
As of 05/ 4/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Loveseat.com is a thriving local online auction marketplace in San Diego & Los Angeles. Today we are selling over 2,000 pieces of furniture and decor on a monthly basis. We plan to scale up our operations in our current markets as well as to expand geographically, ultimately to every city in the United States.

We intend to take Loveseat nationwide. While our only focus at this time is home furnishings, there are many other categories where we think the Loveseat experience is significantly better than the incumbents. By combining online auctions with a physical warehouse, we're able to eliminate the pricing friction of Craigslist and the shipping friction of eBay. There is potential to build a $1b/year transactional marketplace focused exclusively on local used goods.

Milestones

Loveseat, Inc was incorporated in the State of Delaware in July 2015.

Since then, we have:

- Selling 500+ pieces of furniture each week.

- 96% of items sell in 1 week at an average price of $55.

- Solid founding team - Wharton / Venmo (exit) / Ticketleap (exit).

- 61% of bidders repeat monthly.

- Take rate is 68% of Gross Merchandise Sales.

- Market opportunity north of $1b annually.

- Nearly 25% of consignors have participated in 3+ auctions.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,085,011.86 compared to the year ended December 31, 2018, when the Company had revenues of $1,920,425.21. Our gross margin was 74.81% in fiscal year 2019, compared to 66.77% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $223,599.72, including $143,902.78 in cash. As of December 31, 2018, the Company had $360,781.25 in total assets, including $121,230.04 in cash.

- *Net Loss.* The Company has had net losses of $286,100.63 and net losses of $447,988.06 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $93,420.87 for the fiscal year ended December 31, 2019 and $129,122.07 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $119,500 in debt, $1,793,332 in equity, and $405,337 in SAFEs.

Our business is currently operationally profitable and we do not anticipate the financial need to raise money in the future. We are considering the possibility of raising additional funds to fuel growth across geographies and categories.

Runway & Short/Mid Term Expenses

Loveseat, Inc cash in hand is $261,303.69, as of May 2020. Over the last three months, revenues have averaged $172,937.51/month, cost of goods sold has averaged $72,465.18/month, and operational expenses have averaged $81,118.29/month, for an average net margin of $19,354.04 per month. Our intent is to be profitable in 6 months.

Our financial operations were profitable in Q1 2020 and April 2020. We continue to expand to new categories and a larger percentage of our business is new, returned merchandise rather than vintage items.

We expect our revenues to grow over the next 3-6 months as we expand our operations by moving into larger warehouses and new cities. Expenses will grow accordingly, but we expect to remain operationally profitable.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-26%	75%	-128%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.02	$98,637	64%
Revenue to Receivables:	**Debt Ratio:**	
~	42%	

Financial Statements 12.31.19 1 .pdf

2019 Gaap Financials.pdf

Risks

1. A large well-funded established player (Amazon, eBay, etc) could enter the localized auction business and disrupt our plans.
2. At this time, the Company's operations are limited to Southern California. The market opportunity may not be the same in other regions. This may limit the Company's ability to grow.
3. The Company plans to expand into other categories beyond furniture and decor. The economics associated with these expansions may not be similar to the economics of the existing category.
4. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.
5. The Company may not raise enough capital to fund its losses while trying to get to profitability.
6. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.
7. The Company's current auction locations are based where it previously had retail operations. The cost and effort associated with launching an auction may be different in a location where it has not had a prior operation.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gabriel Weinberg	CEO & Founder @ Duckduckgo	2015
Chris Stanchak	CEO @ Loveseat, Inc	2015
Jenny Stanchak	CTO @ Loveseat, Inc	2015

Officers

OFFICER	TITLE	JOINED
Chris Stanchak	CEO	2015
Jenny Stanchak	CTO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Chris Stanchak	4,500,000 common stocks	29.6%
Jenny Stanchak	4,500,000 common stocks	29.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
11/2019	$10,000	SAFE
05/2019	$100,000	SAFE
12/2019	$63,145	SAFE
05/2018	$179,702	SAFE
03/2018	$62,500	Loan
07/2018	$50,000	SAFE
04/2017	$536,935	Priced Round
11/2016	$57,000	Loan
01/2016	$749,974	Priced Round
12/2015	$506,423	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Wells Fargo	11/29/2016	$57,000	$36,134	5.0%	12/05/2022	Yes
Square Capital	03/16/2018	$62,500	$24,241	13.0%	09/12/2019	Yes

Related Party Transactions

None.

Use of Funds

$50,000	94% -- We plan to use the funds to grow our business in our existing locations of San Diego and Los Angeles. We will spend the money on marketing, business development and improvement of our technology. 6% -- Wefunder intermediary fee
$1,070,000	54% -- We plan to use the funds to grow our business in our existing locations of San Diego and Los Angeles. We will spend the money on marketing, business development and improvement of our technology. 30% -- Open a third location in Orange County, CA (again spending funds on marketing, business development, and improvement of technology) 10% -- Position ourselves for national expansion 6% -- Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stocks	16,914,637	9,000,000	Yes
Series Seed Preferred Stocks	4,292,583	4,292,583	Yes
Series Seed 2	2,819,284	1,513,773	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.